Exhibit 12



         PHILLIPS PETROLEUM COMPANY AND CONSOLIDATED SUBSIDIARIES
                             TOTAL ENTERPRISE

             Computation of Ratio of Earnings to Fixed Charges


                                                      Millions of Dollars
                                                  ---------------------------
                                                  Three Months Ended March 31
                                                  1995                   1994*
                                                  ---------------------------
                                                          (Unaudited)
Earnings Available for Fixed Charges
  Income before income taxes                      $283                    228
  Distributions less than equity in earnings
    of less-than-fifty-percent-owned companies      (5)                    (5)
  Fixed charges, excluding capitalized
    interest and the portion of the
    preferred dividend requirements of a
    subsidiary not previously deducted
    from income**                                   92                     97
- -----------------------------------------------------------------------------
                                                  $370                    320
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Fixed Charges
  Interest and expense on indebtedness,
    excluding capitalized interest                $ 73                     79
  Capitalized interest                               5                      2
  Preferred dividend requirements of
    a subsidiary                                    21                     14
  One-third of rental expense, net of
    subleasing income, for operating leases          8                      8
- -----------------------------------------------------------------------------
                                                  $107                    103
=============================================================================
Ratio of Earnings to Fixed Charges                 3.5                    3.1
- -----------------------------------------------------------------------------
 *Restated.
**Includes amortization of capitalized interest totaling approximately
  $3 million in 1994 and 1993.

Earnings available for fixed charges include, if any, the company's equity in losses of companies owned less than fifty percent and having debt for which the company is contingently liable. Fixed charges include the company's proportionate share, if any, of interest relating to the contingent debt.

In 1990 and 1988, respectively, the company guaranteed a $400 million bank loan and $250 million of notes payable for the Long-Term Stock Savings Plan (LTSSP), an employee benefit plan. In 1994, the notes payable were refinanced with a $131 million term loan, and the $400 million loan was amended. Consolidated interest expense included $1 million of interest attributable to the LTSSP borrowings for the first quarter of 1995, while interest related to LTSSP borrowings in first quarter of 1994 was minimal.